From: Zach Schlossberg <zach@frank.build>
Date: Sunday, March 14, 2021 at 6:18 PM
To: Zach Schlossberg <zach@frank.build>, undisclosed-recipients:;
Subject: Frank App

Dear Friends and Family,

For those of you who know me well you are likely aware that I was a renovation contractor before I became an industrial designer and business consultant. In my latest venture, I've combined those skills and experiences to form a new construction technology company called Frank.

With Frank, home renovation contractors are able to automatically generate amazingly accurate project estimates during a first consultation with a client. As you might imagine, this is really a game-changer for both homeowners and contractors.

Today I'm reaching out to you with a potential future opportunity to invest in the business.*** The platform we're using to fundraise is called WeFunder, and it allows anyone to safely invest in startups. We've put a lot of work into explaining our product and the business opportunity there, so please do take a look if you're at all curious to see what we're up to.

Click here to visit the site!

If you have any questions, please don't hesitate to give me a call or reply to this email.

While we've already raised $375,000 in a pre-seed round, we are currently at a stage where the priority is accelerating our engineering process so that we can get to market and grow sooner.

We would love for each of you to make a significant investment *if it makes sense for you,* **but we don't NEED** you to do that in order for you to help us.

Our WeFunder campaign is a crowdfunding effort as part of a larger $2 Million Seed round, and crowdfunding works best when you have… well, a crowd. Just adding to our sheer number of investors helps bring us to the top of the search results and promotes our offering to bigger investors who are actively looking for these types of investments. So what that means is that even if you only reserve an investment of $100, you're helping us prove that people like this investment, and we will be shown to more investors as a result of your interest.

If you've made it this far, I thank you. We're so excited about the future of Frank, and I'm genuinely pleased to share the opportunity with you. If we haven't been in touch for a while, please feel free to reach out and say hello outside of this context too. Here's to a brighter 2021 personally and professionally for all of us.

Best,

Zach Schlossberg
CEO & Co-founder



📞 323.207.6866
✉ zach@frank.build
🏠 www.frank-app.com

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.